Filed by Navios Maritime Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Navios Maritime Midstream Partners L.P.

Commission File No.: 001-36738

Date: October 9, 2018

The following was included as part of a Report on Form 6-K filed by Navios Maritime Acquisition Corporation with the Securities and Exchange Commission on October 9, 2018:

Entry into Merger Agreement

On October 7, 2018, Navios Maritime Acquisition Corporation (“NNA”) and its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navios Maritime Midstream Partners L.P. (“NAP”) and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into NAP, with NAP being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in NAP (the “NAP Common Units”) that is held by a unitholder other than NNA, NAP and their respective subsidiaries (such units, the “NAP Public Units”) will be converted into the right to receive, at the election of each such unitholder, either:

•

6.292 shares of NNA common stock (or 0.42 of a share of NNA common stock after giving effect to the reverse stock split described under the heading “Reverse Stock Split” below), (the “NNA Common Stock Consideration”), or

•	one share of new NNA series E preferred stock (the “NNA Preferred Stock Consideration”).

NNA expects to file with the Securities and Exchange Commission (“SEC“) a registration statement on Form F-4, which will include an information statement/prospectus describing the Merger and the NNA common stock and NNA series E preferred stock to be issued in the Merger. After the registration statement is declared effective by the SEC, the information statement/prospectus will be mailed to holders of NAP Public Units, together with a Form of Election to be used by unitholders to make an election whether to receive, with respect to each NAP Public Unit, either the NNA Common Stock Consideration or the NNA Preferred Stock Consideration. The deadline for submitting elections will be 5:00 p.m. New York time two business days before the closing (or such later date as NNA and NAP agree). For each NAP Public Unit in respect of which no election is made by the holder thereof, the holder will be deemed to have elected to receive the form of consideration (i.e., NNA Common Stock Consideration or the NNA Preferred Stock Consideration) elected for the majority of NAP Public Units for which elections are made. If holders elect (or are deemed to have elected) to receive NNA Common Stock Consideration in respect of 80% or more of the NAP Public Units outstanding prior to the closing of the Merger, all outstanding NAP Public Units will be converted in the Merger into the right to receive the NNA Common Stock Consideration and no NNA Preferred Stock Consideration will be issued in the Merger.

Under the terms of the Merger Agreement, NNA has agreed that, within two business days after the registration statement of F-4 referenced above is declared effective, it will execute and deliver to NAP a written consent approving the Merger Agreement and the Merger with respect to the common units held by NNA, which represent approximately 58.1% of all outstanding common units of NAP. No other approval of the holders of common units of NAP is required in connection with the Merger.

Each share of NNA series E preferred stock issued in the Merger will be:

•

entitled to receive, upon a liquidation of NNA, in preference to the NNA common stock, the greater of (a) $3.01 and (b) the amount that each such share of NNA series E preferred stock would have received upon the liquidation of NNA if all outstanding shares of NNA series E preferred stock had been converted to NNA common stock prior to the liquidation;

•

entitled to vote on an as-converted basis with the NNA common stock and (v) will be entitled to dividends, as and when declared by the board of directors of NNA (the “NNA Board”), pro rata with the NNA common stock, on an as-converted basis;

•

convertible at the option of its holder at any time commencing on the six-month anniversary of the closing of the Merger, for 5.1 shares of NNA common stock (0.34 of a share after giving effect to the reverse stock split described under the heading “Reverse Stock Split” below) (the “Conversion Rate”); and

•	automatically converted into NNA common stock at the Conversion Rate upon the first to occur of:

•

the first trading day after any consecutive thirty trading day period during which the last sales price of the NNA common stock reported on the New York Stock Exchange shall have been at least $0.62 per share ($9.24 after giving effect to the reverse stock split described under the heading “Reverse Stock Split” below) for at least twenty trading days during such consecutive thirty trading day period; provided that if such first trading day occurs prior to the second anniversary of the closing, mandatory conversion will occur on the second anniversary of the closing of the Merger;

•	the two-and-half year anniversary of the closing; and

•

the first trading day that the number of outstanding shares of NNA series E preferred stock constitutes less than 20% of the number of NAP Public Units outstanding immediately prior to the closing of the Merger.

NNA will use reasonable efforts to cause the NNA series E preferred stock to be approved for listing on the New York Stock Exchange. No listing of the NNA series E preferred stock will occur if either the listing is not permitted by the New York Stock Exchange, or holders of 50% or fewer of the NAP Public Units elect (or are deemed to have elected) to receive NNA Preferred Stock Consideration.

The closing of the Merger is conditioned upon, among other things:

•

the approval of the Merger Agreement and the Merger by at least a majority of the outstanding NAP common units, which, as noted above, will occur upon the execution and delivery by NNA of a written consent approving the Merger Agreement and the Merger with respect to the common units held by NNA;

•	the registration statement on Form F-4 referred to above having been declared effective by the SEC;

•	20 days having elapsed after the mailing of the information statement/prospectus to the holders of NAP Public Units;

•	the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the NNA common stock to be issued in the Merger.

Upon consummation of the Merger, NAP will become a wholly owned subsidiary of NNA.

The Merger Agreement also contains (i) customary representations and warranties of NNA and NAP, and (ii) covenants of NNA and NAP with respect to, among other things, certain actions taken (or not to be taken) prior to the closing of the Merger.

The Merger Agreement contains provisions granting both NNA and NAP the right to terminate the Merger Agreement for certain reasons, including, among others, if (i) the closing has not occurred by April 8, 2019 (the “Termination Date”), (ii) any governmental authority has issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule regulation, decree or executive order) enjoining or prohibiting the Merger, or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date. The Merger Agreement further provides that upon termination of the Merger Agreement in connection with a material breach by NNA or NAP (as applicable), the other will be entitled to reimbursement of its expenses not to exceed $1 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, and the description of the series E preferred stock does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the form of certificate of designation, preferences and rights in respect of the NNA series E preferred stock, copies of which are attached as Exhibits 4.1 and 2.1 to NNA’s Form 6-K filed with the SEC on October 9, 2018 and the terms of which are incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about NNA, NAP, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of NNA, NAP, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by NNA and NAP. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the registration statement that NNA will file in connection with the Merger, as well as in the other filings that each of NNA and NAP make with the SEC.

Reverse Stock Split

On October 7, 2018, the NNA Board approved a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1 for 15 and resolved to submit the reverse stock split for approval by NNA’s stockholders. After approval by NNA’s stockholders, NNA will file an amendment to its articles of incorporation at which time, every 15 shares of NNA’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of NNA common stock, without any change in par value per share.

Press Release

On October 8, 2018, NNA and NAP issued a joint press release, announcing, among other things, the entry into the Merger Agreement and the reverse stock split (described under the heading “Reverse Stock Split” above). A copy of this press release attached below and is incorporated herein by reference.

Important Information

In connection with the proposed Merger, NNA will file a registration statement and a related information statement/prospectus with the SEC. Investors are urged to read the registration statement and the related information statement/prospectus (including all amendments and supplements) because they will contain important information regarding the NNA common stock, the NNA series E preferred stock and the Merger. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about NNA and NAP, without charge, at the SEC’s Web site (www.sec.gov).

This communication may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “intend,” “will,” “should,” and similar expressions, as they relate to NNA and NAP and their respective subsidiaries are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Neither NNA nor NAP assume any obligation to update any forward-looking statement as a result of new information or future events or developments, except as required by law.

The following is a press release issued by Navios Maritime Acquisition Corporation on October 8, 2018 and was posted by Navios Maritime Acquisition Corporation to its Website (available at http://ir.navios-acquisition.com):

Navios Maritime Acquisition Corporation

And

Navios Maritime Midstream Partners L.P.

Announce Definitive Merger Agreement

Navios Maritime Acquisition Corporation Announces

Board Approval of a 1:15 Reverse Stock Split

MONACO, October 8, 2018 (GLOBE NEWSWIRE) — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) and Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE:NAP) announced today that they have entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition (the “Transaction”).

The Transaction is expected to:

•	Simplify the capital and organizational structure

•	Increase trading liquidity and float of the Navios Acquisition common stock

•	Enhance access to the capital markets

•	Enhance the credit profile

•	Allow cash retention to support self-funded growth

•	Build scale through a larger asset base that is capable of generating increased profitability

•	Create significant savings in public company costs

•	Reduce cost of capital

•

Provide public unitholders of Navios Midstream who receive Navios Acquisition common stock in the Transaction with consideration reflecting a 9.2% premium (based on the respective closing prices of the Navios Acquisition common stock and Navios Midstream units on October 5, 2018) and a more liquid security

•

Provide public unitholders of Navios Midstream who receive Navios Acquisition preferred stock in the Transaction with a convertible security ranking senior to Navios Acquisition common stock as to liquidation

•	Provide all public unitholders of Navios Midstream with the opportunity to continue to participate in the combined company

Under the terms of the Transaction, public unitholders of Navios Midstream may exchange each Navios Midstream common unit for either:

•	6.292 newly issued shares of Navios Acquisition common stock (or 0.42 shares, after giving effect to the 1:15 reverse stock split described below); or

•

1.0 share of a newly issued series of convertible participating preferred stock (“Preferred Stock”) of Navios Acquisition. Each share of Preferred Stock will be convertible by its holder into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split described below) at any time beginning six months after closing of the Transaction. The Preferred Stock will have the other material features set forth below in “Other Material Features of Navios Acquisition’s Preferred Stock.”

Navios Midstream publicly held units for which no election is made will be deemed to have elected the form of consideration most elected by holders of publicly held units of Navios Midstream. In addition, if holders representing 80% or more of the publicly held units of Navios Midstream elect (or are deemed to have elected) to receive Navios Acquisition common stock consideration, all publicly held units of Navios Midstream will be exchanged for Navios Acquisition common stock.

The exchange of held units of Navios Midstream for shares of common stock or Preferred Stock of Navios Acquisition in the Transaction is expected to be a tax-free exchange to Navios Midstream unitholders for U.S. federal income tax purposes.

The conflicts committee of the board of directors of Navios Midstream (“Conflicts Committee”) negotiated the transaction on behalf of Navios Midstream and its public unitholders. The transaction was unanimously approved by the Conflicts Committee, the board of directors of Navios Midstream and the board of directors of Navios Acquisition.

The approval and adoption of the merger agreement and the merger by Navios Midstream requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 related to the issuance of new shares of Navios Acquisition to the public unitholders of Navios Midstream and the mailing of an information statement to such unitholders.

The transaction is expected to close around December 2018.

A presentation outlining the transaction described in this press release will be posted on the Navios Acquisition website.

Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal advisor and S. Goldman Advisors LLC acted as financial advisor to Navios Acquisition. Latham & Watkins LLP acted as legal advisor and Simmons & Company acted as financial advisor to the Conflicts Committee of Navios Midstream.

Other Material Features of Navios Acquisition’s Preferred Stock

•	Dividends: The Preferred Stock will be entitled to any dividends declared by the board of directors of Navios Acquisition, pro rata with the Navios Acquisition common stock, on an as-converted basis.

•	Voting Rights: The Preferred Stock will be entitled to vote, on an as-converted basis, along with the Navios Acquisition common stock.

•	Liquidation Preference: The Preferred Stock will have a liquidation preference of $3.01 per share.

•

Automatic Conversion: Each share of Preferred Stock will be automatically converted into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split described below) upon the first to occur:

•

After 24 months from the closing of the Transaction, the Navios Acquisition common stock will have closed on 20 of any 30 consecutive trading days at or above $0.62 (or $9.24, after giving effect to the 1:15 reverse stock split described below);

•	30 months elapsed since closing of the Transaction; or

•

80% or more of the Navios Midstream units outstanding at the closing of the Transaction, other than those held by Navios Acquisition, have converted into Navios Acquisition common stock, whether through an initial or default election to receive Navios Acquisition common stock in the Transaction or whether through a subsequent voluntary election.

•

Listing: If a majority of the Navios Midstream units outstanding at the closing of the Transaction, other than those held by Navios Acquisition, elect (or are deemed to have elected) to receive the Preferred Stock, the Preferred Stock will be listed on the New York Stock Exchange (“NYSE”) to the extent permitted by the NYSE. Whether or not listed, the Preferred Stock will be transferable.

Reverse Stock Split

Navios Acquisition also announced that its Board of Directors has approved a 1-for-15 reverse stock split of its issued and outstanding shares of common stock. The reverse stock split is subject to stockholder approval, which Navios Acquisition intends to seek at a special meeting of its stockholders scheduled to be held in November 2018. The reverse stock split is expected to be effected before the closing of the Transaction.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, Navios Acquisition will file a registration statement and a related prospectus with the Securities and Exchange Commission pursuant to which shares of Common Stock and Preferred Stock of Navios Acquisition to be issued in the proposed Transaction will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they will contain important information regarding the Navios Acquisition shares and the Transaction. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to the timing of closing of the proposed Transaction and the expected impact of the Transaction on Navios Acquisition’s capital and organizational structure, the trading liquidity and float of Navios Acquisition’s common stock and Navios Acquisition’s access to the capital markets, credit profile, cash retention, future profitability, expected cost savings and cost of capital. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of the charterers of Navios Acquisition and Navios Midstream and the ability of their contract counterparties to fulfill their obligations, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of vessels of Navios Acquisition and Navios Midstream and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, Navios Acquisition and Navios Midstream’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for their respective vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition and Navios Midstream operate; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition and Navios Midstream’s filings with the U.S. Securities and Exchange Commission, including their respective annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition and Navios Midstream expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock or preferred stock.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

The following materials were posted by Navios Maritime Acquisition Corporation to its Website (available at: http://ir.navios-acquisition.com):

Navios Maritime Acquisition Corporation NNA Merger with NAP October 8, 2018

Navios Maritime Acquisition Corporation Important Information This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed transaction, Navios Acquisition will file a registration statement and a related prospectus with the Securities and Exchange Commission pursuant to which shares of Common Stock and Preferred Stock of Navios Acquisition to be issued in the proposed Transaction will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they will contain important information regarding the Navios Acquisition shares and the Transaction. Investors may obtain free copies of the registration statement and the related prospectus when they become available, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov).2

Navios Maritime Acquisition Corporation Forward-Looking Statements This Presentation contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to the timing of closing of the proposed Transaction and the expected impact of the Transaction on Navios Acquisition’s capital and organizational structure, the trading liquidity and float of Navios Acquisition’s common stock and Navios Acquisition’s access to the capital markets, credit profile, cash retention, future profitability, expected cost savings and cost of capital. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time these statements were made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of the charterers of Navios Acquisition and Navios Midstream and the ability of their contract counterparties to fulfill their obligations, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of vessels of Navios Acquisition and Navios Midstream and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, Navios Acquisition and Navios Midstream’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for their respective vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition and Navios Midstream operate; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition and Navios Midstream’s filings with the U.S. Securities and Exchange Commission, including their respective annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition and Navios Midstream expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock or preferred stock. 3

Navios Maritime Acquisition Corporation Transaction Summary Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) and Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE:NAP) have entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream for shares of Navios Acquisition (the “Transaction”). Navios Acquisition also announced that its Board of Directors approved a 1-for-15 reverse stock split of its outstanding shares of common stock. The reverse stock split is subject to stockholder approval, which Navios Acquisition intends to seek at a special meeting of its stockholders scheduled for November 2018. The reverse stock split is expected to be effected before the closing of the Transaction. Under the terms of the Transaction, holders of publicly held units of Navios Midstream may, at their election, exchange each unit for either: 6.292 newly issued shares of Navios Acquisition common stock (0.42 of a share, after giving effect to the 1:15 reverse stock split); or 1.0 share of a newly issued series of convertible participating preferred stock (“Preferred Stock”) of Navios Acquisition. Each share of Preferred Stock will convertible by its holder into 5.1 shares of Navios Acquisition common stock (0.34 of a share, after giving effect to the 1:15 reverse stock split) at any time beginning six months after closing of the Transaction. Navios Midstream publicly held units for which no election is made will be deemed to elect the form of consideration most elected by electing holders of publicly held units of Navios Midstream. Automatic conversion if 80% or more of the Navios Midstream units outstanding at the closing, other than those held by Navios Acquisition, elect to be converted into common shares, whether through an initial or default election to receive Navios Acquisition common stock in the Transaction or whether through voluntary election to convert the Preferred Stock received in the Transaction. The Transaction is expected to close around December 2018.4

Navios Maritime Acquisition Corporation Benefits of Merger with Navios Midstream Simplifies the capital and organizational structure Increases trading liquidity and float of the common stock Enhances access to the capital markets Enhances credit profile Allows cash retention to support self-funded growth Builds scale through a larger asset base that is capable of generating increased profitability Creates significant savings in public company costs Reduces cost of capital 5

Navios Maritime Acquisition Corporation

Strategic Rationale for Merger with Navios Midstream

Simplifies Capital & Organizational Structures	■ Single public entity streamlines governance and reduces complexity for investors
Increases Common Stock Liquidity & Enhances Capital Market Access	■ Benefit from larger size of combined entity with market cap greater than $100 million ■ Enhances ability to finance growth and strategic opportunities with a reduced cost of capital
Improves Credit Profile	■ Strengthens balance sheet ■ Retained cash flow can be used for deleveraging and expansion ■ Reduces pro forma leverage ~33%. Debt / LTM EBITDA reduces to 9.9x from 14.8x ■ Improves interest coverage ~44%. EBITDA / Interest improves to 1.3x from 0.9x
Allows Cash Retention to Support Self-Funded Growth	■ ~ $250 million additional long-term contracted revenue ■ ~ $ 46 million additional expected EBITDA for 2019 (1) ■ ~ $ 30 million additional expected free cash flow for 2019 (1,2) ■ $74 million pro forma cash as of June 30, 2018
Builds Scale	■ Larger asset base of 43 (3) vessels capable of generating increased profitability from a recovering tanker market ■ Consistent with Navios' strategy of investing and operating through the cycle
Significant Annual Savings in Public Company Costs	■ ~ $1.5 million of expected annual cost savings in general and administrative expenses
NAP Unit holders	■ 9.2% premium to the closing price as of October 5, 2018 ■ Continued participation in the business though equity consideration

(1) Assumes (a) revenue based on contracted time charter rate from unaffiliated 3rd parties through the charter expiration period and the current rate of $23,500 per open day based on current Clarkson's Research 1 year TC rates for VLCCs and (b) 360 revenue days, operating and g&a expenses in line with the management agreement and normal operations.
(2) Assumes debt service per NAP's current term loan B.
(3) Includes two bareboat chartered-in newbuild VLCCs.

6

Material Features of Navios Acquisition’s Preferred Stock Dividends The Preferred Stock will be entitled to any dividends declared by the Board of Directors of Navios Acquisition, pro rata with the Navios Acquisition common stock, on an as-converted basis. Voting Rights The Preferred Stock will be entitled to vote, on an as-converted basis, along with the Navios Acquisition common stock. Liquidation Preference The Preferred Stock will have a liquidation preference of $3.01 per share. Voluntary Conversion Each share of Preferred Stock will be convertible by its holder into 5.1 shares of Navios Acquisition common stock (0.34 of a share, after giving effect to the 1:15 reverse stock split) at any time beginning six months after closing of the Transaction. Automatic Conversion Each share of preferred stock will be automatically converted into 5.1 shares of Navios Acquisition common stock (0.34 of a share, after giving effect to the 1:15 reverse stock split) upon the first to occur: –After 24 months from the closing of the Transaction, the Navios Acquisition common stock will have closed on 20 of any 30 consecutive trading days at or above $0.62 ($9.24 after giving effect to the 1:15 reverse stock split); or – 30 months elapsed since closing of the Transaction; or— 80% or more of the publicly held Navios Midstream units have converted into Navios Acquisition common stock, whether through an initial or default election for Navios Acquisition common stock or whether voluntarily converted. Listing / Transferability If a majority of the outstanding publicly held Navios Midstream units elect (or are deemed to have elected) to receive the Preferred Stock, the Preferred Stock will be listed on the New York Stock Exchange (“NYSE”) to the extent permitted by the NYSE. Whether or not listed, the Preferred Stock will be transferable. 7

Navios Maritime Acquisition Corporation Pro Forma Tanker Fleet Vessel Sizes in – 18 MR2 product tankers (47,000 -52,000 dwt) - Chemical tankers (25,000 dwt) NNA Fleet Commodities Transported – AG to Japan / China – Europe to West Africa – Far East and S. East Key Trades - AG to US Gulf – Middle East and India to Atlantic basin Asia major import zone – West Africa to South and Far East- US/Europe and Far – Intra Far East and South East Asia 8 VLCC atankers (280,000 – 320,000 dwt) 8 LR1 product tankers (60,000 – 85,000 dwt) Crude Oil, no heat fuel oils Primarily long-haul routes East Asia and China Refined petroleum products and blending stocks (diesel, naphtha, gasoline, gasoil, jet fuel, fuel oils) Asia major import zone

www.navios-acquisition.com